UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)

Wins Finance Holdings Inc.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G97223104

(CUSIP Number)

Peilin Zhao
Great Finance Holdings Limited
1908, 19/F, Block 2, No. 116 Guanganmenneidajie
Xuanwu Qu
Beijing, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G97223104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peilin Zhao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,009,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,009,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G97223104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Great Finance Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 7 Pages

Explanatory Note

This Schedule 13D amends and restates the Schedule 13D (including the amendment thereto) originally filed by the reporting person on April 2, 2015 with respect to the securities of Sino Mercury Acquisition Corp., a Delaware corporation and predecessor of the Company (as defined below).

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $.0001 per share (“Ordinary Shares”), of Wins Finance Holdings Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is No. 58 Jianguo Road, Chaoyang District No. 58 Jianguo Road, Chaoyang District, Beijing 100024, People’s Republic of China.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Mr. Peilin Zhao and Great Finance Holdings Limited (“Great Finance”).

(b) Mr. Zhao’s business address, and the address of Great Finance, is 1908, 19/F, Block 2, No. 116 Guanganmenneidajie, Xuanwu Qu, Beijing, China..

(c) Mr. Zhao is a Merchant in the People’s Republic of China. Great Finance, a British Virgin Islands company, holds investments in the Company.

(d) During the past five years, neither Mr. Zhao nor Great Finance has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither Mr. Zhao nor Great Finance has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zhao is a citizen of the People’s Republic of China. Great Finance is a British Virgin Islands company.

Item 3. Source and Amount of Funds and Other Consideration.

On December 15, 2015, Mr. Zhao sold 1,125,000 Ordinary Shares in privately negotiated transactions at a price of $11.00 per share. On December 15, 2015, Mr. Zhao sold Great Finance to a third party in a privately negotiated transaction. The selling price was equal to $11.00 per Ordinary Share owned by Great Finance (a total of 1,100,000 ordinary shares). Therefore, Mr. Zhao no onger has voting or dispositive power over the Ordinary Shares owned by Great Finance.

Page 5 of 7 Pages

Item 4. Purpose of Transaction.

The transactions reported in this Schedule 13D were made for investment purposes. Mr. Zhao and Great Finance may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, neither Mr. Zhao nor Great Finance have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Mr. Zhao is the beneficial owner of 1,009,000 Ordinary Shares, or approximately 4.7 % of the Company’s outstanding Ordinary Shares. Great Finance is the beneficial owner of 1,100,000 Ordinary Shares, or approximately 5.1 % of the Company’s outstanding Ordinary Shares.

(b) Mr. Zhao has sole voting and dispositive power over the Ordinary Shares owned by him. Great Finance has sole voting and dispositive power over the Ordinary Shares owned by it

(c) Other than the dispositions of the Ordinary Shares as reported in Item 3 of this Schedule 13D/A, the reporting persons have not effected any transactions in the Ordinary

Shares of the Company in the past 60 days.

(d) Not applicable.

(e) As of December 15, 2015, the Peilin Zhao ceased to be the beneficial owner of more than 5% of the Ordinary Shares.

Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Materials to be Filed as Exhibits.

1. Joint Filing Agreement (incorporated by reference to Schedule 13D filing by the reporting persons on April 2, 2015 relating to the securities of Sino Mercury Acquisition Corp.).

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2015

/s/ Peilin Zhao

GREAT FINANCE HOLDINGS LIMITED.

By:	/s/ Jing Zhao
Name:	Jing Zhao
Title:	Director